As filed with the Securities and Exchange Commission on July 27, 2005

Registration No. 333-124555

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2093008
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4813

(Primary Standard Industrial Classification Code Number)

100 CTE DRIVE,

DALLAS, PENNSYLVANIA 18612-9774

(570) 631-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond B. Ostroski

Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive,

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Luciana Fato	Andrew J. Pitts
Davis Polk & Wardwell	Cravath, Swaine & Moore LLP
450 Lexington Avenue	Worldwide Plaza
New York, New York 10017	825 Eighth Avenue
(212) 450-4000	New York, New York 10019-7475
(212) 474-1000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

On or about August 3, 2005

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☒  Registration No. 333-124555

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 (Commission File No. 333-124555) (the “Original Registration Statement”) is being filed solely to refile Exhibit 4.2 thereto.

The Original Registration Statement was declared effective by the Securities and Exchange Commission (the “Commission”) on June 23, 2005. In accordance with Rule 462(d) of the Securities Act of 1933, as amended, this Post-Effective Amendment shall become effective immediately upon filing with the Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Section 1713 of Subchapter B of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provides that, if the bylaws of a business corporation so provide, no director shall be personally liable for monetary damages for any action or failure to act unless the director has breached or failed to perform his or her duties under Subchapter B of Chapter 17 of the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, provided that such provision does not apply to the responsibility or liability of a director with respect to any criminal statute or for the payment of taxes. The registrant’s bylaws contain provisions which limit the liability of directors as described in Section 1713.

Subchapter D (Sections 1741 through 1750) of Chapter 17 of the BCL contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers, employees and agents (collectively, “Representatives”) and related matters.

Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 1742 provides for indemnification with respect to derivative actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs; by independent legal counsel; or by the shareholders.

Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the registrant’s bylaws, advancement of expenses shall be authorized by the board of directors.

Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office and that the corporation may create a fund or otherwise secure or insure its indemnification obligation, whether arising by law or otherwise.

Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the BCL.

Sections 1748 and 1749 apply the indemnification and advancement of expense provisions contained in Subchapter D of Chapter 17 of the BCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation with respect to an employee benefit plan.

Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representatives of such Representatives.

The registrant’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suits or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, shall be indemnified and held harmless by the registrant, to the extent such person is not otherwise entitled to indemnification (including indemnification under any insurance policy maintained by the person, the registrant or any other entity), to the fullest extent authorized by Pennsylvania law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. The registrant shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the registrant’s board of directors. Indemnification thereunder shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The right to indemnification conferred by the registrant’s bylaws shall be a contract right and shall include the right to be paid by the registrant the expenses incurred in defending any such proceeding in advance of its final disposition. If Pennsylvania law so requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the registrant of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

The registrant may, by action of its board of directors, enter into contracts with its directors, officers, employees and/or agents to provide such indemnification for such actions as it may deem appropriate not inconsistent with the provisions of applicable Pennsylvania law.

The registrant’s bylaws authorize it to purchase and maintain insurance to protect itself and/or any director, officer, employee or agent of the registrant or another entity against any expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss pursuant to applicable Pennsylvania law now or hereafter in effect. The registrant has purchased such insurance.

Item 21.    Exhibits and Financial Statement Schedules.

4.1	Indenture dated as of June 18, 2003 between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as trustee, related to 2003 3 1/4% Convertible Notes Due 2023 (incorporated by reference from Exhibit 4.10 to our Registration Statement on Form S-1, dated November 7, 2003, File No. 333-110325).

4.2	Form of Indenture between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as trustee, related to 2005 Series A 3 1/4% Convertible Notes Due 2023.†

4.3	Commonwealth Telephone Enterprises, Inc. agrees to furnish to the Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of Davis Polk & Wardwell.*

5.2	Opinion of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary.*

8.1	Tax Opinion of Davis Polk & Wardwell.*

12.1	Statement regarding computation of ratios.*

23.1	Consent of PricewaterhouseCoopers LLP.*

23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1).*

23.3	Consent of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary of the Registrant (included in Exhibit 5.2).*

25.1	Statement of Eligibility of The Bank of New York, as Trustee for the 2005 Series A 3 1/4% Convertible Notes Due 2023.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.4	Form of Letter to Clients.*
*	Previously filed.
†	Filed herewith.

Item 22.    Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Commonwealth Telephone Enterprises, Inc. has duly caused this Post-Effective Amendment No. 1 to Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Dallas, the Commonwealth of Pennsylvania, on the 27th day of July, 2005.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/s/ RAYMOND B. OSTROSKI
Raymond B. Ostroski Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Form S-4 has been signed below by the following persons in the capacities indicated and on the 27th day of July, 2005.

Signature	Title

* Michael J. Mahoney	President, Chief Executive Officer and Director (principal executive officer)

* Donald P. Cawley	Executive Vice President and Chief Accounting Officer (principal financial officer)

* Walter Scott, Jr.	Chairman of the Board of Directors

John R. Birk	Director

* James Q. Crowe	Director

* Frank M. Henry	Director

* Richard R. Jaros	Director

* Daniel E. Knowles	Director

Signature	Title

* David C. Mitchell	Director

* Eugene Roth	Director

* John J. Whyte	Director

*By:	/S/ RAYMOND B. OSTROSKI
Raymond B. Ostroski Attorney-in-Fact